The Royce Fund
Royce Special Equity Multi-Cap Fund

At a Special Meeting of Shareholders held on July 31, 2014, the Fund's shareholders approved the following:

Proposal		For	Withhold	Abstain
1a.	change the classification of the Fund from a “diversified” fund to a “non-diversified” fund within the meaning of the Investment Company Act of 1940;	7,581,742	195,932	114,158
1b.	remove the Fund’s fundamental investment restriction that prohibits it from investing, with respect to 75% of its total assets, more than 5% of its assets in the securities of any one issuer (except U.S. Government securities); and	7,567,069	208,516	116,245
1c.	remove the Fund’s fundamental investment restriction that prohibits it from acquiring more than 10% of the outstanding voting securities of any one issuer.	6,754,434	1,021,151	116,245